SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call
1Q13 Results

May 2013

Agenda

1. 1Q13 Highlights

2. Domestic Industry

3. GOL's Strategy

4. Smiles

5. Financial Result

6. Final Message

1. 1Q13 Highlights


www.voegol.com
GOL

1Q13 Highlights | Focus on Execution of the Strategy

Operating Income (EBIT) of

R$101 million

EBIT Margin of

4.9%

Macroeconomic Scenario
1Q13 *versus* 1Q12

Exchange Rate (R$/US$)	Fuel Price	Airport Fees
+12%	+14%	>+10%

GOL increased R$94 million (4.6 percentage points) in its operating result (EBIT) over 1Q12, despite a scenario of strong pressure on operating costs.

1Q13 Highlights | Focus on Execution of the Strategy

- ✓ **15.7%** Reduction of Domestic Supply;
- ✓ 12nd consecutive month of PRASK Growth **(+12.4% on 1Q13);**
- ✓ CASK excluding fuel reached **R$8.71** cents;
- ✓ Strengthening Liquidity:
  - Smiles S.A **IPO: ~R$1.1 billion**
  - Sale of Miles in Advance: **~R$400mm**

  } **Subsequent Events** Smiles
- ✓ Operational Efficiency : **Most punctual** airline in the industry (**95%**)
- ✓ Expansion of Services to the Passengers: New Route Network, Delta Code-Share, New Partnerships and others.

2. Domestic Industry



Current Dynamics of the Domestic Market

Major players are reducing supply and maximizing load factor


New Industry Trend
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
37%
21%
28%
16%
17%
26%
14%
9%
7%
7%
7%
5%
-1%
23%
21%
22%
20%
15%
14%
14%
11%
11%
6%
0%
-5%
-8%
Industry Supply Variation (YoY)
Industry Demand Variation (YoY)

Source: ANAC.

1Q13 Domestic Industry Highlights

On 1Q13, domestic supply fell by 7.8%

In Million	GOL	TAM	Azul + TRIP	Avianca	Others	Industry
ASK	10,897	11,317	4,478	1,741	191	28,624
Growth YoY	-15.7%	-9.2%	10.6%	27.1%	-21.6%	-7.8%
RPK	7,415	8,789	3,537	1,434	127	21,302
Growth YoY	-15.5%	3.4%	16.5%	32.3%	-22.1%	-1.3%
Load Factor	68.0%	77.7%	79.0%	82.4%	66.4%	74.4%
Growth YoY	0.1 p.p	9.5 p.p	4.0 p.p	3.2 p.p	-0.4 p.p	5.0 p.p
Market Efficiency	0.91	1.04	1.06	1.11	0.89	1.00
Growth YoY	-6.6%	6.3%	-1.7%	-2.9%	-7.2%	0.0%

GOL continues to be dynamic in adapting domestic supply according to market conditions.

Source: ANAC

3. GOL's Strategy


Q5

Results of the Rationalization Movement

GOL maintained its load factor rate, even with a 13.5% increase in yields between periods



23.0
68.0%
+13.5%
68.1%
20.2
1Q12
1Q13
Domestic Load Factor
Yield (R$ cents)

Focus on PRASK Increase Strategy

- One year of consecutive growth month over month



PRASK Growth (*YoY*, %)
March- April/ 2012
Adjustment of supply begins
-0.3%
-5.0%
-3.5%
-2.5%
-1.9%
5.7%
3.4%
9.2%
12.4%
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13

PRASK = Passenger Revenue per KM

Operational Efficiency

- GOL was once again the **most punctual airline in the Brazilian Market**;
- Remote check-in increased **10 basis points** compared to December 2012;
- The average of costumers satisfaction index (grades 1 to 10) reached **7.9**, or a **10% increase** since December 2012.

Punctuality



+2.0 p.p
95%
93%
1Q12
1Q13

Remote *Check-in*



+10p.p
60%
50%
December 2012
March 2013

Costumers Satisfaction Index



+10%
7.9
7.2
December 2012
April 2013

Readjustment of Cost Structure

The 1Q13 result is due to the dynamism of GOL to adjust its structure to a new level of cost and brazilian market growth

Number of Employees



20,548
18,966
18,356
17,676
16,470
-20%
-7%
1Q12
2Q12
3Q12
4Q12
1Q13
Adjustment Process

Readjustment of Cost Structure

The end of B737-300 operations and the adoption of other measures helped to reduce fuel consumption.

Fuel consumption efficiency



Consumption (liters)/ASK
PMP Fuel (R$)
3.25
3.20
3.15
3.10
3.05
3.00
2.95
2.50
2.00
1.50
1.00
0.50
-
-6%
Fuel consumption/ASK
Fuel PMP
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13

Focus on the Service | New Integrated Route Network

- Merge of GOL and Webjet's route network;
- Strengthening the GRU *hub*;
- Reduction of night flights (may return in high season);
- International network: preference for times with the largest number of connections in GRU, including with our partners; DELTA AIR LINES
- End of network redundancies, and
- Special focus on the corporate market.



PUJ
BCI
CCS
BVB
MCP
BEL
FOR
FEN
MAO
STM
THE
IMP
JDO
NAT
JPA
CZS
PVH
PMW
MCZ
AJU
IOS
BPS
VVI
SDU
ASU
COR

Focus on the Service | CodeShare

- Commerce of **Delta's** international tickets in all **GOL's** sales channels;

- The first stage of the agreement includes the **Brasilia – Atlanta** leg, available for sale, which will start to operate in the end of May. The second stage will start next month and will include flights from Goiania, Belo Horizonte, Curitiba and Porto Alegre, all via Brasilia to Atlanta;

- Until the end of August, the codeshare will be in operation, including the following destinations: São Paulo and Rio de Janeiro in Brazil, Atlanta, New York (JFK) and Detroit in the USA;

- The key benefits of this codeshare between **GOL** and **Delta** includes: (i) accumulation and redemption miles between Smiles and Delta SkyMiles (ii) access to VIP lounges, and (iii) luggage will be labeled and shipped to the final destination.

4. Smiles


www.voegol.com

Smiles IPO

Confidence in the potential of the loyalty market potential for the coming years

Total Shares:
122,173,912


57%
Smiles S.A.
100%
VRG Linhas Aéreas S.A.
100%
Gol Finance Cayman
100%
GAC Inc.

Issuer / Ticker	✓ Smiles S.A. (SMLE3)
Listing	✓ BM&FBovespa – “Novo Mercado”
Initial Price	✓ R$ 21.70 per share
Total Shares	✓ 52,173,912 shares, including Hot Issue and Greenshoe
Offering Resources	✓ Net: **R$1,1 billion**
Use of Proceeds	✓ Purchase of VRG air tickets in advance
Opening of negotiations	✓ April 29, 2013

5. Financial Result


Q5

GOL Linhas Aéreas Inteligentes

Main Factors Influencing 1Q13 Results

- ✓ **Supply reduction** strategy, combined with an **increase in yields** of 13.5% year over year;
- ✓ RASK growth of **+9%** vs. 1Q12;
- ✓ High level of the **exchange rate** and **fuel price**;
- ✓ Efficiency in **fuel consumption**;
- ✓ **New cost structure** and **Payroll tax relief**;
- ✓ About **R$30 million** gain in **sale-leaseback** transactions

1Q13 Main Operational Indicators

Operational Highlights	1Q13	1Q12	Var% 1Q13 /1Q12
Supply (Dom + Int)	12,329	13,990	*-11.9%*
Demand (Dom + Int)	8,292	9,504	*-12.8%*
Load Factor	67.3%	67.9%	*-0.7 p.p*
CASK (R$)	16.07	15.43	*4.2%*
CASK-Ex Fuel (R$)	**8.71**	**8.63**	**1.0%**
PRASK (R$)	**15.46**	**13.75**	**12.4%**
RASK (R$)	**16.89**	**15.48**	**9.1%**
***Yield* (R$/c)**	**22.99**	**20.25**	**13.5%**
Record for a Quarter › **Fuel Price (PMP)**	**2.42**	**2.14**	***13.5%***
Average FX	1.98	1.77	*12.0%*

The performance of the quarter is a result of GOL's dynamism to adjust its structure to a new level of costs and Brazilian market growth.

Financial Indicators 1Q13 *versus* 1Q12

Financial Highlights	1Q13	1Q12	Var% 1Q13 /1Q12
Net Oper. Revenue (R$ MM)	2,083	2,166	*-3.8%*
EBIT(R$MM)	101	7	*1293.2%*
EBIT Margin (%)	***4.9%***	***0.3%***	***+4.6 p.p***
EBITDAR (R$MM)	367	268	*36.8%*
EBITDAR Margin (%)	***17.6%***	***12.4%***	***+5.2 p.p***
Net Financial Result (R$MM)	(107)	(23)	*360.7%*
Income Tax (R$MM)	(70)	(25)	*173.2%*
Net Income (R$MM)	(75)	(41)	*81.8%*
Gross Adj. Debt / EBITDAR (LTM)	27.9 x	14.9 x	+13.0 x
Adjusted Net Debt/ EBITDAR (LTM)	23.3 x	11.1 x	+12.2 x
Cash / Net Revenue (LTM)	20.2%	27.6%	*-7.4 p.p*

As a consequence of 1Q13 results, GOL's financial leverage declined about 25% compared to 4Q12, beginning the process of gradual recovery of this index.

Financial Indicators



+9.1%
15.48
14.64
15.30
17.16
16.89
2,166
1,831
1,987
2,119
2,083
1Q12
2Q12
3Q12
4Q12
1Q13
Net Revenue (R$MM)
RASK (cents of R$)



15.43
6.80
8.63
17.48
7.36
10.12
16.85
7.21
9.63
20.05
7.56
12.49
16.07
7.36
8.71
1Q12
2Q12
3Q12
4Q12
1Q13
CASK (cents of R$)
CASK Ex-Fuel (cents of R$)



7
0.3%
-355
-19.4%
-201
-10.1%
-358
-16.9%
101
4.9%
1Q12
2Q12
3Q12
4Q12
1Q13
EBIT (R$MM)
EBIT Margin



+36.8%
268
12.4%
-3.4%
-62
4.8%
96
-2.1%
-44
367
17.6%
1Q12
2Q12
3Q12
4Q12
1Q13
EBITDAR (R$MM)
EBITDAR Margin

Focus still on Costs

Strengthening GOL's Competitive Advantage

CASK in US$ (cents) excluding fuel and adjusted by GOL's stage length

	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13
GOL	5.0	5.3	5.5	5.5	4.7	5.1	4.7	5.3*	**4.4**
LAN TAM	-	-	-	-	-	9.2	8.5	8.0	*May 14*
TAM	6.9	7.1	7.3	7.1	7.0	7.8	n.a	n.a	*May 14*
LAN	9.5	9.8	9.9	9.8	9.7	9.2	n.a	n.a	*May 14*
Southwest Airlines	5.1	5.1	5.1	5.3	5.6	5.4	5.8	5.7	5.7
Alaska Airlines	7.7	7.9	7.8	8.5	8.9	7.6	7.3	7.8	7.8
Copa Airlines	6.0	5.8	5.8	5.6	5.9	6.0	5.8	5.9	5.7
jetBlue Airways	6.1	5.8	5.6	5.9	6.3	6.1	5.9	6.2	6.6

*Does not include Webjet's and impairment additional expenses on the 4Q12 (R$197 million)

Cash Position (R$ million)

The Company's cash position remained solid at year end, representing **20%** of net revenue in the last 12 months, or **R$1.6 billion**



2,157
1,968
1,879
1,585
1,620
27.6%
24.4%
22.9%
19.6%
20.2%
1Q12
2Q12
3Q12
4Q12
1Q13
Total Cash (R$MM)
Total Cash/ Net Revenue (LTM)

Subsequent Events

39% of LTM Net Revenues



R$120 million
Greenshoe (Smiles Offering)
R$953 million
Smiles IPO
R$400 million
Sale of Miles in Advance
1,620 (1Q13)
Entradas 2T13

Adequate Debt Profile

Financial Debt Amortization Schedule at March 31, 2013 (R$ MM)

Does not include interest and finance lease


Financial Debt:
R$3,3 Billion
83
125
38
15
739
262
423
259
1,345
2013
2014
2015
2016
2017
After 2017
In R$
In U$$

Guidance

2013 Guidance	Min.	Max.
Brazilian GDP Growth	2.5%	3.0%
RASK Variation	Above or equal 10.0%	
GOL Domestic Capacity (ASK) variation	Decrease up to 7%	
CASK ex-fuel (R$ cents)	9.7	10.3
Average Exchange Rate (R$/US$)	1.95	2.05
EBIT margin	1%	3%

GOL reiterates its financial outlook for 2013

6. Final Message



Final Remarks

- Focus on the Execution of the Company's Strategy
- Maintenance of Liquidity
- Competitive Advantage on Cost Structure
- Operational Efficiency
- Clear and frequent communication of the Company's strategy to the market;

2013 Positive Operating Margins Recovery

GOL – Investor Relations

ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ir